June 4, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attn: David R. Humphrey

Re:	Logistical Support, Inc. Form 10-KSB for fiscal year ended December 31, 2006 Filed April 2, 2007 File No. 0-50222
Ladies and Gentlemen:

The Staff provided comments to the Form 10-KSB by letter dated May 17, 2007 which are listed below along with our responses to those comments. Once we receive confirmation that you agree with our responses and the proposed changes, we will file an amendment to our Form 10KSB via EDGAR.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Financial Statement, page F-3

Income Statement, page F-3

1.
As Triumph was one of your suppliers, we would consider the $257,892 loss on settlement to constitute an operating item rather than a component of other income (expense). Please reclassify this charge accordingly.

Response: The Company has reclassified this loss to include it as an operating expense rather than a component of other income (expense):

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-9

2.
 In your discussion titles “Payment Structure” on page 7, you state that the government generally does not have any payment obligations until “acceptance.” Please explain to us why revenue recognition on product sales is recorded upon shipment. That is, it appears revenue recognition upon receipt and acceptance would be more appropriate. This matter should be clarified in your footnote as well.

Response: Product sales are generally to non-governmental entities and are recognized at the time the product is shipped and do not require customer acceptance prior to shipment. Sales under long-term government contracts, whether under a manufacturing or overhaul and repair contract, are recorded under the percentage of completion method and the shipment of completed work is contingent upon acceptance by the government of the completed work. We have updated the revenue recognition footnote to disclose that product sales are generally to non-governmental entities.

Note 2. Due From Officers/Affiliates, page F-14

3.
Please provide us with separate schedules of activity in this account for Harry Lebovitz and related entities and for all other borrowers. If any portion of the $114,307 balance at December 31, 2006 is due from Mr. Lebovitz or related entities, please explain why no reserve has been recorded against this balance. Please explain why none of the loans to the various officers and/or affiliates are considered to be assets. Further, please explain the nature of the provision for advances of $113,968 recorded in fiscal 2006 and show us how this balance appears in your income statement and your cash flow statement for this period. In this regard, we note only a provision of $25,800 specifically identified in those two financial statements. Instead, the statement of cash flows appears to include the remainder of the balance as a change in “operating assets” and the income statement does not appear to include the remaining charge. Please explain, supplementally and in detail. We may have further comments upon review of your response.

Response: Attached as Exhibit 1 to this letter is a schedule of activity for the account of Mr. Lebovitz and related entities.

At December 31, 2005, the Company had provided a provision equal to 100% of the amounts due from Mr. Lebovitz and his affiliates. The provision for related party receivables for the year ended December 31, 2005 of $587,254 relates to the provision for receivables of Mr. Lebovitz of $268,793 plus a provision recorded by the Company of $318,461 related to a note payable of an affiliate of Mr. Lebovitz that the Company was a guarantor (See Note 7 to the financial statements). Both of these amounts appear on the statement of cash flow as an add-back to cash from operating activities. The provision for related party receivables for the year ended December 31, 2006 of $25,800 relates to payments the Company made on behalf of Mr. Lebovitz’s affiliated companies that the Company does not expect repayment; therefore the entire amount was reserved for. The provision of $25,800 also appears on the statement of cash flow as an add-back to cash from operating activities. During 2006, the Company collected $113,968 from consignment sales for an affiliate of Mr. Lebovitz. This payable to affiliate was offset against the receivables from that affiliate at December 31, 2006. None of the $114,307 receivable balance at 12/31/06 is due from Mr. Lebovitz. The receivable balance at 12/31/06 is comprised of receivables from executives of the Company of $228,275 less an amount due to an affiliate of Mr. Lebovitz of $113,968 related to consignment sales where the cash was collected by the Company and owed to the affiliate of Mr. Lebovitz.

These related party receivables are shown as a contra equity account in the accompanying financial statements since the receivables arose prior to the reverse merger transaction in May 2004 and related to advances made to members of the LLC. These advances were recorded as receivables rather than distribution and the Company believes it is more appropriate to show them as contra-equity rather than assets.

Note 9. Stockholders’ Equity, page F-17

Exercise of Warrants

4.
Reference is made to your reduction in the exercise price of the warrants held by  Hunter World Markets. Please explain to us your reasons for reducing the exercise  price to a below-market per share value, and tell us whether and how you recorded  the related charge in your 2006 financial statements. Your response should address  when the warrants were issued and the nature of your relationship with Hunter  World Markets. In this regard, please tell us whether Hunter World Markets is  related to the Hunter Fund (Note 5).

Response: The 8,000,000 warrants were issued to Hunter World Markets who acted as the placement agent in connection with a private placement of the Company’s common stock in September 2004. The value of the original warrants was considered part of the placement agent’s compensation and therefore no expense was recorded for the issuance of these warrants. The entry was to both debit and credit additional paid in capital for the fair value of these warrants. In July 2006, the Company reduced the exercise price of the warrants from $0.25 to $0.02 as incentive for Hunter to exercise the warrants for cash in order for the Company to generate sufficient funds to make a payment on the Triumph settlement obligation. In July 2006, Hunter exercised 7,600,000 of these warrants which resulted in gross proceeds to the Company of $152,000. The Company calculated the change in the fair value of the old warrants ($0.25 exercise price) and the new warrants ($0.02 exercise price) to be $316,694. The value was determined using the Black-Scholes pricing model. When these warrants were originally issued, the fair value was recorded as an offset to the offering costs (the debit side of the journal entry was to additional paid in capital) and accordingly, the Company has recorded the change in fair value as a result of the repricing by recording the debit side of the entry to additional paid in capital. If the warrants originally had an exercise price of $0.02 there would have been no charge to expense upon issuance. Accordingly, the Company has not recorded an expense upon the repricing of these warrants. The entry made by the Company to record this repricing was to debit additional paid in capital for $316,694 and credit additional paid in capital for $316,694.

Hunter World Markets is considered a related party at 12/31/06 due to their ownership of more than 5% of the Company’s common stock. The ownership was obtained through the exercise of the warrants. We have also updated Note 5 to indicate that Hunter Fund is related to Hunter World Markets.

Sincerely,

Bruce Littell
Chairman

Exhibit 1 - Related Party Receivables

		12/31/05	Activity	12/31/06
	Acct #	Dr (Cr)	Dr (Cr)	Dr (Cr)

DTF HARRY LEBOVITZ	308.6	(6,466.00)		(6,466.00)
DTF HILL INDUSTRIES, INC.	308.1	621,607.09	(113,611.43)	507,995.66
DTF NUSOLUTIONS	308.5	(108,230.65)	25,000.00	(83,230.65)
DTF HILL INDUSTRIES, LLC	308.2	(343,669.05)		(343,669.05)
DTF HILL AVIATION LLC	308.3	512,930.46		512,930.46
DTF HILL WORLDWIDE	308.4	(88,918.46)	800.00	(88,118.46)

TOTALS - Harry Lebovitz controlled/affiliated entities		587,253.39	(87,811.43)	499,441.96
Allowance for Losses - H. Lebovitz controlled/affiliated entities	308.15	(587,253.39)	(26,156.32)	(613,409.71)
Net amount due		-	(113,967.75)	(113,967.75)

OTHER AFFLIATED ENTITIES:
DTF - JOE LUCAN	308.9	42,143.62		42,143.62
DTF - CROSSROADS	308.12	80.00		80.00
DTF - BRUCE LITTELL	308.7	200,758.42		200,758.42
DTF - CHILDREN'S TRUST	308.8	(15,226.00)		(15,226.00)
DTF - COLONIAL	308.10	518.93		518.93
TOTAL OTHER AFFLIATED ENTITIES		228,274.97	-	228,274.97

Net Affiliate		228,274.97	(113,967.75)	114,307.22